UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                               (Amendment No. 2)*

                          Bradley Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   014576 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
     Seth W. Hamot                                    David A. Fine, Esq.
     Costa Brava Partnership III L.P.                 Ropes & Gray LLP
     420 Boylston Street                              One International Place
     Boston, MA 02116                                 Boston, MA 02110
     (617) 595-4400                                   (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 2 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 3 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited liability company
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                          -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO - Other
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
  CUSIP No. 014576 10 3                                 Page 4 of 8 Pages
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:   Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States citizen
--------------------------------------------------------------------------------
                                  7.   SOLE VOTING POWER
        NUMBER OF                        1,539,300
         SHARES                   ----------------------------------------------
      BENEFICIALLY                8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH                    ----------------------------------------------
        REPORTING                 9.   SOLE DISPOSITIVE POWER
         PERSON                          1,539,300
          WITH                    ----------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,539,300
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN, HC
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 8 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 2") amends the Schedule 13D filed on May 25, 2006, as amended by Amendment No. 1 filed on June 20, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, and Seth W. Hamot, with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Bradley Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On June 15, 2006, Ropes & Gray LLP, as counsel to and on behalf of the Filers, sent a letter to Mr. Daniel Glassman, Chairman, President and Chief Executive Officer of the Issuer. A copy of the letter is filed as Exhibit 2 hereto and is incorporated herein by reference. The letter notified the Issuer that by scheduling a "combined 2005 / 2006" Annual Meeting of Shareholders (the "2005 / 2006 Annual Meeting") for July 18, 2006, the Issuer violated certain notice requirements under the Federal securities laws and deprived Costa Brava of the opportunity to submit a shareholder proposal or a slate of director nominees for election to the Issuer's Board of Directors at the 2005 / 2006 Annual Meeting. The letter also notified the Issuer that Proposal One in its Definitive Proxy Statement violates the Issuer's Certificate of Incorporation and by-laws by providing that the holders of Class B common stock have the right to elect a supermajority of the Board of Directors (6 out of 9 directors) rather than a simple majority (5 out of 9 directors). The letter made a written demand on the Issuer to immediately announce a date by which shareholder proposals may be submitted to the Issuer for inclusion in the Issuer's proxy statement, file an amended proxy statement that includes all properly submitted shareholder proposals, immediately announce the date by which nominees for election as directors must be submitted to the Issuer in order to comply with the Issuer's advance notice requirement, postpone the date of the 2005 / 2006 Annual Meeting to allow Costa Brava and other holders of Common Stock of the Issuer to prepare their own proxy statement proposing a slate of director nominees, and provide in its revised proxy materials that holders of Class B common stock have the right to elect only 5 of the 9 directors of the Issuer. The Issuer did not agree to Costa Brava's demand as requested in the letter.

         On June 21, 2006, Costa Brava filed a complaint against the Issuer in the United States District Court for the District of Massachusetts, seeking an order to postpone the 2005 / 2006 Annual Meeting by 30 days and an order that, under Delaware law, the Issuer has impermissibly delegated to the holders of Class B common stock the right to elect a supermajority of the Board of Directors (6 out of 9 directors) rather than a simple majority (5 out of 9 directors). A copy of the complaint is filed as Exhibit 3 hereto and is incorporated herein by reference.

         On June 21, 2006, Costa Brava submitted a shareholder proposal to the Issuer for inclusion in the Issuer's proxy materials for the 2005 / 2006 Annual Meeting. A copy of the proposal is filed as Exhibit 4 hereto and is incorporated herein by reference. The proposal requests that the Board of Directors of the Issuer establish a policy of separating the roles of Chairman and Chief Executive Officer, such that the Chair of the Board of Directors is not an executive officer of the Issuer.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

                               Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b)       The Filers are the beneficial owners of 1,539,300 shares
of Common Stock (approximately 9.1% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on May 19, 2006).

         In the Filers' initial filing on Schedule 13D on May 25, 2006, the Filers reported that they were the beneficial owners of 1,562,400 shares of Common Stock of the Issuer. Included in this total and set forth on Exhibit B thereto were contracts that provided the Filers with the option to purchase 23,100 shares of Common Stock at an exercise price of $17.50 per share. These contracts expired unexercised on June 16, 2006 and no longer represent the right to acquire beneficial ownership of Common Stock.

         The Filers have the sole power to vote and the sole power to dispose of the shares of Common Stock to which this Amendment No. 2 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on June 20, 2006.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -- Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2 -- Letter to Mr. Daniel Glassman, Chairman, President and Chief
             Executive Officer of the Issuer dated June 15, 2006.

Exhibit 3 -- Complaint filed on June 21, 2006 by Costa Brava Partnership III
             L.P. against Bradley Pharmaceuticals, Inc. in the United States District Court for the District of Massachusetts.

Exhibit 4 -  Shareholder proposal of Costa Brava Partnership III L.P. submitted to the Issuer on June 21, 2006.

                               Page 6 of 8 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    June 22, 2006
                                    -------------
                                    Date

                                    COSTA BRAVA PARTNERSHIP III L.P.

                                    By:  Roark, Rearden & Hamot, LLC,
                                          its General Partner


                                            By: /s/ SETH W. HAMOT
                                                ------------------------------
                                                Name:   Seth W. Hamot
                                                Title:  President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------




Exhibit            Description
-------            -----------

1                  Agreement Regarding the Joint Filing of Schedule 13D.

2 Letter to Mr. Daniel Glassman, Chairman, President and Chief Executive Officer of the Issuer.

3 Complaint filed on June 21, 2006 by Costa Brava Partnership III L.P. against Bradley Pharmaceuticals, Inc. in the United States District Court for the District of Massachusetts.

4                  Shareholder proposal of Costa Brava Partnership III L.P.
                   submitted to the Issuer on June 21, 2006.

                               Page 8 of 8 Pages

                                                                       Exhibit 1



                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        Dated: June 22, 2006

                                        COSTA BRAVA PARTNERSHIP III L.P.

                                        By:  Roark, Rearden & Hamot, LLC,
                                                its General Partner

                                        By:  /s/ SETH W. HAMOT
                                             ---------------------------------
                                             Seth W. Hamot
                                             President

                                        ROARK, REARDEN & HAMOT, LLC

                                        By:  /s/ SETH W. HAMOT
                                             ---------------------------------
                                             Seth W. Hamot
                                             President

                                        SETH W. HAMOT

                                        By:  /s/ SETH W. HAMOT
                                             ---------------------------------
                                             Seth W. Hamot

                                                                       Exhibit 2




June 15, 2006                                       Harvey J. Wolkoff
                                                    (617) 951-7522
                                                    harvey.wolkoff@ropesgray.com





BY FAX AND FEDERAL EXPRESS

Daniel Glassman
Chairman, President and CEO
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, NJ 07004

Re: Request for Short Postponement of Date of 2005/2006 Annual Meeting of Stockholders

Dear Mr. Glassman:

         We are the attorneys for Costa Brava Partnership III L.P. ("Costa Brava").

         On June 9, 2006, Bradley Pharmaceuticals, Inc. ("Bradley" or "the Company") filed definitive proxy materials with the Securities and Exchange Commission. The proxy statement indicates that Bradley intends to hold a Combined 2005/2006 Annual Meeting of Stockholders on July 18, 2006 ("the Annual Meeting"). This is the first notice to the Company's shareholders that Bradley intends to hold a combined 2005/2006 stockholders' meeting on this date.

         We respectfully submit that Bradley has violated several federal securities laws by filing the proxy statement and announcing a previously unscheduled Annual Meeting in the manner it did. Bradley's action has deprived Costa Brava, as well as all other holders of Bradley's common stock, of a meaningful opportunity to submit a slate of director nominees or comply with the Company's advance notice procedures, or to submit a shareholder proposal for inclusion in the proxy statement. Further, the Company has violated Delaware common law by purporting to empower the Class B shareholders to elect 6 of the 9 members of the Board of Directors. In light of these violations, Costa Brava requests that Bradley (1) delay the Annual Meeting for a period of at least thirty days; (2) announce, as required by the federal securities laws, a date by which Costa Brava's proposal may be submitted to the Company for inclusion in the Company's proxy materials, and (3) announce a date by which shareholders may submit notice to the Company of intent to nominate directors at the 2005/2006 Annual Meeting, as is its right as a shareholder.

Daniel Glassman                     - 2 -                          June 15, 2006


         1. Bradley's Actions Have Deprived Costa Brava of its Right to Nominate Its Own Slate of Directors at the Annual Meeting and Submit an Appropriate Proposal for Inclusion in the Company's Proxy Statement.

         As you are aware, Bradley has delayed the date of the 2005 Annual Meeting to a date more than 30 days from the one year anniversary of the date of the 2004 Annual Meeting. Further, Bradley did not issue a proxy statement in 2005, which ordinarily should have set the relevant dates pertaining to the 2006 Annual Meeting. Bradley now purports to combine the 2005 shareholders' meeting with the 2006 shareholders' meeting, to be held jointly on July 18, 2006. However, under SEC Rule 14a-5(f), the Company was required to provide advance notice in Bradley's earliest possible Form 10-Q of the dates by which a shareholder, such as Costa Brava, is required to submit proposals for inclusion in Bradley's proxy statement for the 2005/2006 Annual Meeting and proposals outside of the Rule 14a-8 process (such as nomination of directors) either calculated in accordance with Rule 14a-4(c)(1) or the Company's advance notice provision authorized under applicable state law. These dates are required to be a "reasonable time before the company begins to print and mail its proxy materials." Rule 14a-8(e) (Question 5). This was not done. In fact, as late as May 19, 2006, when the Company filed its form 10-K, it made no mention of these dates, although it must clearly have already been planning the 2005/2006 Annual Meeting. SEC Rules 14a-5(e) and 14a-8 require advance notice of the Company's intended date of printing and mailing of its proxy materials, so that shareholders have a meaningful opportunity to respond, include their own proposals, and take other appropriate action. Again, this was not done. Accordingly, the Company's proxy materials and shareholders' meeting date clearly fail to conform to the federal securities laws and have deprived the Company's shareholders of fundamental rights as shareholders.

         In sum, by filing its proxy statement on June 9 without disclosure of the dates required by the federal securities laws, Bradley has deprived Costa Brava - and other shareholders for that matter - of any opportunity to submit nominees for directors.

         2.    Bradley Has Improperly Allocated Shareholder Election Rights.

         As you are aware, Bradley's by-laws and Certificate of Incorporation define the voting rights of shareholders with respect to election of directors. Holders of Class B common stock, voting separately as a class, are entitled to elect a majority of the directors of the corporation. "Majority" is defined as "the sum of one plus one-half the total number of directors." Holders of common stock, voting separately as a class, elect "the remainder of the directors."

         Thus, the Company's by-laws are intended to ensure that Class B stockholders have the right to elect a simple majority of Bradley's Board of Directors, with the common stockholders electing the remainder. Bradley, however, has stated in Proposal One of the Definitive Proxy Statement that Class B stockholders are purportedly entitled to elect a super majority of the Directors, 6 out of 9. We respectfully submit that the Board's action in this respect violates Delaware common law, and request that the Company submit a revised proxy statement to provide that Class B shareholders have the right to elect only a majority of the Company's Board.

Daniel Glassman                     - 3 -                          June 15, 2006


         Accordingly, Costa Brava hereby requests that Bradley immediately announce a date by which proposals may be submitted to the Company for inclusions in the Company's proxy statement, file an amended proxy statement that includes all properly submitted Rule 14a-8 shareholder proposals, immediately announce a date by which nominees for election as directors may be submitted to the Company, and postpone the date of the 2005/2006 Annual Meeting in order to provide Costa Brava and the Company's other common shareholders sufficient time in which to prepare their own proxy statement proposing a slate of director nominees, and also to include proposals in the Company's proxy materials. We also request that the Company provide in its revised proxy materials that the Class B shareholders have the right to elect 5 of the 9 directors.

         We request that you notify us of the Company's intentions by no later than the close of business on Tuesday, June 20, 2006.

Very truly yours,

/s/ HARVEY J. WOLKOFF

Harvey J. Wolkoff



cc:     Seth Hamot

                                                                       Exhibit 3

                          UNITED STATES DISTRICT COURT
                            DISTRICT OF MASSACHUSETTS

----------------------------------------------
                                             )
COSTA BRAVA PARTNERSHIP III L.P.,            )
                                             )
                           Plaintiff,        )
                                             )
         v.                                  )
                                             )
BRADLEY PHARMACEUTICALS, Inc.,               )
                                             )   Civil Action No. 06 11091 NG
                           Defendant.        )
                                             )
----------------------------------------------

                               VERIFIED COMPLAINT
                               ------------------

         Costa Brava Partnership III L.P. ("Plaintiff" or "Costa Brava"), in its capacity as a shareholder of Bradley Pharmaceuticals, Inc. ("the Company" or "Bradley"), seeks a brief, 30-day postponement of Bradley's "combined 2005/ 2006" Annual Meeting of Shareholders, presently scheduled for July 18, 2006. As set forth below, the Company has flagrantly ignored its notice obligations to its shareholders as required by the Federal securities laws, thereby denying Costa Brava and the other Bradley shareholders any meaningful participation in the Company's 2005/2006 Annual Meeting. Costa Brava also seeks an order that, under Delaware law, Bradley has impermissibly delegated to the Class B shareholders the right to elect a super-majority of the Board of Directors (6 out of 9) and not just a simple majority (5 out of 9).

                             JURISDICTION AND VENUE
                             ----------------------

         1. The claims asserted herein arise under and pursuant to Section 14(a) of the Securities Exchange Act, 15 U.S.C. ss. 78n(a), and Rules 14a-5 and 14a-8 promulgated thereunder, 17 C.F.R. ss.ss. 240.14a-5, 240.14a-8, and Delaware common law.

         2. This Court has jurisdiction over the subject matter of this action pursuant to 15 U.S.C. ss. 78aa, and 28 U.S.C. ss.ss. 1331, 1367(a).

         3. Venue is proper in this judicial district pursuant to 15 U.S.C. ss. 78aa, and 28 U.S.C. ss. 1391(b)(2).

                                     PARTIES
                                     -------

         4. Costa Brava Partnership III L.P. is a Delaware limited partnership with its principal place of business at 420 Boylston Street, Boston, Massachusetts. Costa Brava is a hedge fund that manages investors' money, and at all times material hereto has owned more than 5% of the outstanding common stock of the defendant, Bradley Pharmaceuticals, Inc.

         5. Bradley Pharmaceuticals, Inc. is a Delaware corporation with its principal place of business at 383 Route 46 West, Fairfield, New Jersey.

                               FACTUAL ALLEGATIONS
                               -------------------

                                     History
                                     -------

         6. Bradley was founded in 1985 by Daniel Glassman. According to its most recent 10-K, Bradley is "a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in selected markets." To this day, Bradley is controlled and managed by the Glassman family, with Daniel Glassman continuing to serve in the dual role of Chief Executive Officer and Chairman of the Board. Both Mr. Glassman and his wife, Iris Glassman, have served on Bradley's Board of Directors since the Company's founding. Their son, Bradley Glassman, is the Company's Senior Vice President of Sales and Marketing.

         7. The Glassmans own all of the Company's Class B Common Stock (the "Class B Stockholders"). The Class B Stockholders control a majority of the Company's board of directors, since the Company's Certificate of Incorporation and by-laws provide that "the holders of Class B Common Stock shall vote as a separate class to elect a majority (consisting of the sum of one plus one-half of the total number of directors) of the directors" (the "Class B Directors").

         8. In addition to Class B Common Stock, the Company has issued publicly-traded shares of common stock, formerly Class A Common Stock (hereinafter, "Class A Common Stock"), which are owned by Costa Brava and other institutional and individual investors (the "Class A Stockholders"). Bradley's Certificate of Incorporation and by-laws provide that the Class A Stockholders "shall vote together as a single class to elect the remainder of the directors" of the Company (the "Class A Directors").

                Bradley's Poor Performance Disappoints Investors
                ------------------------------------------------

         9. For at least the last couple of years, the Company has been underperforming and has had an array of troubling issues. For example, in December 2004, the Securities and Exchange Commission ("SEC") began an inquiry into Bradley's possible violation of the Federal securities laws, relating to the Company's revenue recognition practices and capitalization of certain payments. Bradley subsequently restated its financial results for the quarter ended September 30, 2004, on or about January 27, 2006. The Company failed to hold an annual meeting of stockholders in 2005. The Company was also named as a defendant in various Federal securities class action lawsuits, as well as state and federal shareholder derivative lawsuits. Bradley's failure to convene an annual meeting of the shareholders in 2005 prompted litigation in Federal Court in New Jersey by one of the Class A Stockholders, which is still ongoing.

         10. In response to the above, Costa Brava decided to submit a proposal for inclusion in the Company's proxy statement for this year's 2005/2006 Annual Meeting, to recommend that the Board separate the functions of the Chief Executive Officer and Chairman, thereby discontinuing Mr. Glassman's performance of both functions (the "Shareholder Proposal"). In addition, Costa Brava decided that, in connection with this year's Annual Meeting, it would nominate its own slate of Class A Directors, and solicit proxies in support of its candidates (the "Proposal of New Directors"). Costa Brava believes that it has a significant opportunity to rally the support of the other Class A Stockholders behind its proposal and nominees.

         11. The Company, however, has prevented Costa Brava from seeking to implement either of its proposals. On June 9, 2006, Bradley, without any advance notice, issued a Proxy Statement scheduling a "Combined 2005 and 2006 Annual Meeting" for July 18, 2006 (the "2005/2006 Annual Meeting"). Costa Brava and the other shareholders did not even receive the Proxy Statement in the mail until approximately a week later, on or about June 15, 2006. Very importantly, the Class A Stockholders were never notified of any deadlines for submitting their shareholder proposals for inclusion in the Company's proxy statement, or for submitting their own nominations for the board of directors in accordance with the Company's advance notice policy. As outlined below, the Federal securities laws mandate that shareholders be notified of such deadlines, so as to ensure that they have an opportunity both to include proposals in the proxy statement and to issue their own proxy statement with their director nominations. By its failure to provide shareholders with proper advance notice, the Company has squelched shareholder democracy and violated the Federal securities laws.

               The Federal Securities Laws Require Advance Notice
                     of Deadlines for Shareholder Proposals
                     --------------------------------------

         12. The Federal securities laws require public companies to provide shareholders with an opportunity to participate meaningfully at the companies' annual meetings. In particular, Federal securities laws require that shareholders be provided with timely and reasonable advance notice of the date of a public company's next annual meeting, the deadlines for filing proposals and nominations to be considered at the meeting, any change in the date of the annual meeting, and a reasonable period in advance of any new date of an annual meeting to submit proposals and nominations. In connection with its upcoming 2005/2006 Annual Meeting, Bradley has violated these rules in several respects.

         13. In its 2004 Proxy Statement, consistent with Rule 14a-5(e)(1) promulgated under the Securities Exchange Act of 1934, 17 C.F.R. ss. 240.14a-5(e)(1) (a copy of which is attached hereto as Exhibit A), Bradley gave notice of the deadline for submitting shareholder proposals to be included in the Company's proxy statement for the 2005 Annual Meeting.

         14. However, Bradley did not hold an annual meeting at any time during 2005. Instead, the Company intends to hold a single annual meeting, the "2005/2006 Annual Meeting," on July 18, 2006. The Company, however, never presented the Class A Stockholders with the new deadline for submitting shareholder proposals for inclusion in the Company's Proxy Statement for the 2005/2006 Annual Meeting. By failing to provide Class A Stockholders with sufficient notice of such deadline, Bradley violated Rules 14a-5(f) and 14a-8(e). Rule 14a-5(f), 17 C.F.R. ss. 240.14a-5(f) (see Ex. A), provides in relevant part that

                  [i]f the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice under Item 5, in its earliest possible quarterly report on Form 10-Q . . . . or, if impracticable, [by] any means
                  reasonably calculated to inform shareholders.

Rule 14a-8(e), 17 C.F.R. ss. 240.14a-8(e)(2) (a copy of which is attached hereto as Exhibit B), provides that the deadlines that the Company selects must be reasonable:
                  if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for filing shareholder proposals] is a reasonable time before the company begins to print and mail its proxy materials.

         15. Because Bradley delayed the date of the 2005/2006 Annual Meeting more than 30 days from 2005, and indeed did not hold an annual meeting during 2005, the Company was required to set the deadline for submission of shareholder proposals for inclusion in the Company's Proxy Statement for the 2005/2006 Annual Meeting at a reasonable time in advance of printing and mailing such Proxy Statements.

         16. The Company failed to announce any deadlines at all. Indeed, on or about March 3, 2006, Bradley filed a Form 10-Q for each of the quarters ending March 31, 2005, June 30, 2005, and September 30, 2005. Bradley failed to disclose in any of these Form 10-Qs either the change in the date of the 2005/2006 Annual Meeting or the deadline for submitting shareholder proposals for inclusion in the Company's proxy statement.

         17. As of May 19, 2006, Bradley apparently knew that it planned to convene an annual meeting, but again failed to disclose to shareholders the date of the meeting or the deadline for submitting shareholder proposals for inclusion in the Company's proxy statement. Specifically, Bradley represented in its Form 10-K for the year ended December 31, 2005, filed on May 19, 2006, that it intended to "schedule a Joint 2005/2006 Annual Meeting of Stockholders following the filing of this Annual Report on Form 10-K." However, no specific date for the meeting was announced, nor did Bradley announce the date by which shareholders must submit proposals for inclusion in the Company's proxy statement for the upcoming annual meeting.

         18. In light of the fact that Bradley never informed the Class A Stockholders of the date of the 2005/2006 Annual Meeting and the deadline for including their shareholder proposals in the Company's Proxy Statement, the Proxy Statement does not contain a single shareholder proposal. Costa Brava has been deprived of the opportunity to put its proposal to recommend that the Board separate out the functions of Chairman and CEO to the shareholders for a vote.

           Violation of Rules Governing the Proposal for New Directors
           -----------------------------------------------------------

         19.      Rule 14a-5(e)(2), 17 C.F.R. ss. 240.14a-5(e)(2) (see Ex. A),
requires a public company's proxy statement to disclose the deadline after which shareholder proposals that are not to be included in the company's proxy statement (such as a proposal for director nominees) would be considered untimely. In particular, a company's proxy statement must disclose the date after which notice of a shareholder proposal submitted outside the processes of ss. 240.14a-8 is considered untimely, either calculated in the manner provided by ss. 240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

         20. In its 2004 Proxy Statement, the Company disclosed that it had adopted an advance notice requirement governing the submission of shareholder nominations for directors - viz., that a shareholder must provide Bradley with advance written notice of its intent to nominate one or more directors for election at the Company's annual meeting. In its 2004 Proxy Statement, the Company set March 14, 2005 as the deadline for submitting shareholder nominations for directors for election at the 2005 annual meeting. Failure to follow these procedures would result in the nomination being deemed out of order at the annual meeting.

         21. The advance notice requirement set forth in the 2004 Proxy Statement, however, did not disclose a formula by which shareholders could determine the date for submission of nominations for directors in the event the date of the Company's annual meeting were changed by more than 30 days from the date of the annual meeting during the prior year, or in the event no annual meeting were held in the prior year.

         22. Bradley delayed the date of the 2005/2006 Annual Meeting more than 30 days from June 15, and indeed did not hold an annual meeting at any time during 2005. Instead, Bradley rescheduled the 2005 annual meeting as a

"combined" meeting with the 2006 annual meeting for July 18, 2006. As a result, pursuant to Rule 14a-5(f), Bradley was required to set and timely disclose to shareholders a deadline for submission of nominations for directors for the 2005/2006 Annual Meeting.

         23. Bradley, however, never presented the Class A Stockholders with new deadlines for submitting director nominations for the 2005/2006 Annual Meeting.

         24. Costa Brava has begun the process of preparing a proxy statement with its proposed slate of Class A directors. However, that process cannot be completed in the short time provided by the Company because of all the steps that are involved, including submitting the proxy statement to the SEC, waiting for the SEC's comments, responding to the SEC's comments, obtaining the SEC's approval, obtaining the shareholders' list, mailing the proxy statement, soliciting the shareholders, etc.

                      The Company's Breach of Delaware Law
                      ------------------------------------

         25. The Company's Certificate of Incorporation and by-laws provide that the Class B Stockholders can elect "a majority (consisting of the sum of one plus one-half of the total number of directors)" of the directors (emphasis supplied). The Company's Certificate of Incorporation and by-laws thus expressly provide that the Class B Stockholders will control a "majority" of the board of directors.

         26. At some time between April 27, 2004 and February 2006, the Company's board of directors increased the number of directors from 8 to 9.

         27. The Proxy Statement for the 2005/2006 Annual Meeting states that the Class B Stockholders will vote for 6 of the total of 9 directors, and the Class A Stockholders only three - thus giving the Class B stockholders the right to elect a "super-majority" of the Board, not just a "majority" as specified in the Company's Certificate of Incorporation and by-laws.

         28. The Company's Certificate of Incorporation and by-laws form a contract between the Company and its shareholders, including Costa Brava.

         29. The Company has breached that contract by allocating 6 of the 9 seats to the control of the Class B Stockholders, thereby granting the Class B Stockholders a "super-majority," not just the "majority" provided for in the contract.

         30. By its past course of conduct, the Company has implicitly acknowledged that the Certificate of Incorporation means that Class B Stockholders are entitled to control only a simple majority of the board, when the total number of board members is an odd number. In each of 1997, 1998, and 2002, the board of directors was comprised of 5 members; 3 seats were controlled by the Class B Stockholders, and 2 by the Class A Stockholders. Similarly, in 2000, the board of directors was comprised of 7 members, only 4 of which were appointed by the Class B Stockholders, and the remaining 3 by the Class A Stockholders. Thus, the Company's latest attempt to confer super-majority control of the board of directors on the Class B Stockholders is contrary to both the plain language of the Company's Certificate of Incorporation and by-laws, and the Company's past course of conduct.

                  Costa Brava Makes a Written Demand on Bradley
                  ---------------------------------------------

         31. By letter dated June 15, 2006 (a copy of which is attached hereto as Exhibit C), Costa Brava made a written demand on Bradley to postpone the 2005/2006 Annual Meeting by 30 days so as to permit Costa Brava to submit a proposal and prepare a proxy statement and solicit the support of other Class A Stockholders.

         32. On June 20, 2006, Bradley refused to agree to Costa Brava's demand.

                               IRREPARABLE INJURY
                               ------------------

         33. If the 20005/2006 Annual Meeting were to proceed as scheduled on July 18, 2006, Costa Brava would be denied the opportunity to present its Shareholder Proposal at the 2005/2006 Annual Meeting, or to solicit shareholder support for its Proposal for New Directors. Without an injunction, Costa Brava has insufficient time to issue its own proxy statement, submit it to the SEC, revise the proxy statement in light of SEC comments, and then solicit the vote of the shareholders. Moreover, because Costa Brava's Shareholder Proposal would not be presented to the Class A Stockholders for a vote, Bradley's shareholders would not have an opportunity to consider Costa Brava's well reasoned proposal. In turn, the directors elected at the July 18 meeting - all of the candidates are current members of the Board - would serve in that capacity until the next annual meeting.

                                     COUNT I
                                     -------

         34. Costa Brava repeats and realleges the allegations in paragraphs 1 through 33 above as if fully set forth herein.

         35. Bradley violated the Securities Exchange Act of 1934, and Rule 14a-5(f), 17 C.F.R. ss. 240.14a-5(f) promulgated thereunder, by failing to inform shareholders in a timely manner, either in a Form10-Q or otherwise, of the change in the date of the 2005 Annual Meeting.

         36. Bradley further failed to disclose to shareholders, either in any Form 10-Q or otherwise, the new deadlines for submitting shareholder proposals for inclusion in Bradley's Proxy Statement and form of proxy and the date after which notice of a shareholder proposal submitted outside of the processes of 17 C.F.R. ss. 240.14a-8 - such as Costa Brava's Proposal for New Directors - would be considered untimely. As a result, Bradley violated Rule 14a-5(f), 17 C.F.R. ss. 240.14a-5(f).

         37. Bradley violated Rule 14a-8(e)(2), 17 C.F.R. ss. 240.14a-8(e)(2), by failing to provide shareholders with a reasonable period in which to file shareholder proposals in advance of the date on which the Company began to print and mail its Proxy Statement for the 2005/2006 Annual Meeting.

         38. Because the Company's proxy materials fail to conform to the Federal securities laws, the Company has deprived its shareholders, including Costa Brava, of their fundamental rights as shareholders.

                                    COUNT II
                                    --------

         39. Costa Brava repeats and realleges the allegations in paragraphs 1 through 38 above as if fully set forth herein.

         40. Costa Brava and Bradley are parties to a contract, the Company's Certificate of Incorporation and by-laws.

         41. Bradley has breached the Company's Certificate of Incorporation and by-laws by granting the Class B Shareholders the right to vote for a super-majority of the board, 6 out of the 9 seats, rather than the majority specified in the Company's Certificate of Incorporation and by-laws.

         42.      Costa Brava has been damaged by the Company's breach.

         43. Costa Brava does not have an adequate remedy at law for the Company's breach of the Certificate of Incorporation and by-laws. In turn, Bradley will suffer no harmful consequences from a 30-day delay of the 2005/2006 Annual Meeting. To the contrary, Bradley failed to identify in its Proxy Statement the largest Class A Stockholder, Corsair, and is thus required to amend and restate its Proxy Statement in any event since the Proxy Statement is otherwise in violation of 17 C.F.R. ss. 240a.101 (item 6).

         WHEREFORE, Costa Brava Partnership III L.P. respectfully requests that the Court:

         a. Enter a preliminary injunction delaying the 2005/2006 Annual Meeting for a period of 30 days from the presently scheduled date of July 18, 2006, and ordering that Bradley disseminate a revised Proxy Statement to the shareholders containing Costa Brava's Shareholder Proposal;

         b. Enter a preliminary injunction delaying the 2005/2006 Annual Meeting for a period of 30 days from the presently scheduled date of July 18, 2006, so as to provide Costa Brava with adequate time to prepare a proxy statement and to solicit other shareholders to vote for Costa Brava's Proposal for New Directors;

         c. Enter an order specifically enforcing Bradley's Certificate of Incorporation and by-laws so as to require the Company to allocate only a simple majority of the seats on the board of directors to election by the Class B Stockholders; and

         d. Grant such other and further relief as the Court deems just and appropriate.


                                               COSTA BRAVA PARTNERSHIP III L.P.
                                               By its attorneys,


                                               /s/ HARVEY J. WOLKOFF
                                               ---------------------------------
                                               Harvey J. Wolkoff (BBO #532880)
                                               Emily C. Shanahan (BBO #643456)
                                               Matthew J. Merritt (BBO #661477)
                                               ROPES & GRAY LLP
                                               One International Place
                                               Boston, Massachusetts 02110-2624
                                               (617) 951-7000


Dated:  June 21, 2006

                                  VERIFICATION
                                  ------------

         I, Seth Hamot, hereby verify that I have reviewed the above Verified Complaint and authorized its filing, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

                                             /s/ SETH HAMOT
                                             --------------------------------
                                             Seth Hamot


                                             June 21, 2006
                                             --------------------------------
                                             Date

                                                                       Exhibit A


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                                                                          Page 1

17 C.F.R. ss.  240.14a-5



                        Effective: [See Text Amendments]

Code of Federal Regulations Currentness
  Title 17. Commodity and Securities Exchanges
     Chapter II. Securities and Exchange Commission
       Part 240. General Rules and Regulations, Securities Exchange Act of 1934 (Refs & Annos)
         Subpart A. Rules and Regulations Under the Securities Exchange Act of 1934
         Regulation 14A:  Solicitation of Proxies

           ss. 240.14a-5 Presentation of information in proxy statement.

 (a) The information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter and the various groups of statements shall be preceded by appropriate headings. The order of items and sub-items in the schedule need not be followed. Where practicable and appropriate, the information shall be presented in tabular form. All amounts shall be stated in figures. Information required by more than one applicable item need not be repeated. No statement need be made in response to any item or sub-item which is inapplicable.

(b) Any information required to be included in the proxy statement as to terms of securities or other subject matter which from a standpoint of practical necessity must be determined in the future may be stated in terms of present knowledge and intention. To the extent practicable, the authority to be conferred concerning each such matter shall be confined within limits reasonably related to the need for discretionary authority. Subject to the foregoing, information which is not known to the persons on whose behalf the solicitation is to be made and which it is not reasonably within the power of such persons to ascertain or procure may be omitted, if a brief statement of the circumstances rendering such information unavailable is made.

(c) Any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information.

(d)(1) All printed proxy statements shall be in roman type at least as large and as legible as 10-point modern type, except that to the extent necessary for convenient presentation financial statements and other tabular data, but not the notes thereto, may be in roman type at least as large and as legible as 8- point modern type. All such type shall be leaded at least 2 points.

    (2) Where a proxy statement is delivered through an electronic medium, issuers may satisfy legibility requirements applicable to printed documents, such as type size and font, by presenting all required information in a format readily communicated to investors.

(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

    (1) The deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in ss. 240.14a-8(e) (Question 5); and

    (2) The date after which notice of a shareholder proposal submitted outside the processes of ss. 240.14a-8 is considered untimely, either calculated in the manner provided by ss. 240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (ss. 249.308a of this chapter) or Form 10-QSB (ss. 249.308b of this chapter), or, in the case of investment companies, in a shareholder report under ss. 270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.


           (C) 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

17 C.F.R. ss.  240.14a-5

(Authority: Secs. 12, 13, 14, 15(d), 23(a), 48 Stat. 892, 894, 895, 901; secs.
1, 3, 8, 49 Stat. 1375, 1377, 1379; sec. 203(a), 49 Stat. 704; sec. 202, 68
Stat. 686; secs. 3, 4, 5, 6, 78, Stat. 565-568, 569, 570-574; secs. 1, 2, 3, 82
Stat. 454, 455, secs. 28(c), 1, 2, 3-5, 84 Stat. 1435, 1497; secs. 10, 18, 89
Stat. 119, 155; sec. 308(b), 90 Stat. 57; sec. 204, 91 Stat. 1500; 15 U.S.C.
78l, 78m, 78n, 78o(d), 78w(a))

[17 FR 11432, Dec. 18, 1952, as amended at 36 FR 8935, May 15, 1971, as amended at 37 FR 23179, Oct. 31, 1972; 44 FR 68770, Nov. 29, 1979; 51 FR 42061, Nov. 20,
1986; 61 FR 24656, May 15, 1996; 63 FR 29118, May 28, 1998; 63 FR 46881, Sept.
3, 1998]

17 C. F. R. ss.  240.14a-5, 17 CFR ss.  240.14a-5



Current through June 15, 2006; 71 FR 34536






                           Copr. (C) 2006 Thomson/West

END OF DOCUMENT


           (C) 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

                                                                       Exhibit B


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                                                                          Page 1

17 C.F.R. ss.  240.14a-8



                        Effective: [See Text Amendments]

Code of Federal Regulations Currentness
  Title 17. Commodity and Securities Exchanges
     Chapter II. Securities and Exchange Commission
       Part 240. General Rules and Regulations, Securities Exchange Act of 1934 (Refs & Annos)
        Subpart A. Rules and Regulations Under the Securities Exchange Act of
        1934
         Regulation 14A:  Solicitation of Proxies

           ss. 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    (ii) The second way to prove ownership applies only if you have filed a
    Schedule 13D (ss. 240.13d-101), Schedule 13G (ss. 240.13d-102), Form 3 (ss.
    249.103 of this chapter), Form 4 (ss. 249.104 of this chapter) and/or Form 5 (ss. 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;


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

                                                                          Page 2

17 C.F.R. ss.  240.14a-8


        (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

    (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (ss. 249.308a of this chapter) or 10-QSB (ss. 249.308b of this chapter), or in shareholder reports of investment companies under ss. 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    (2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

    (3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under ss. 240.14a-8 and provide you with a copy under Question 10 below, ss. 240.14a-8(j).

    (2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.


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                                                                          Page 3

17 C.F.R. ss.  240.14a-8


    (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

    (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

  Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

    (2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

  Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

    (3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including ss. 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

    (4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

    (5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

    (6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

    (7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

    (8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

    (9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

  Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

    (10) Substantially implemented: If the company has already substantially implemented the proposal;

    (11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

    (12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:


           (C) 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

17 C.F.R. ss.  240.14a-8


    (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

    (13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

    (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    (2) The company must file six paper copies of the following:

    (i) The proposal;

    (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    (1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    (2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    (1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    (2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, ss. 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    (3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:


           (C) 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

17 C.F.R. ss.  240.14a-8


    (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under ss. 240.14a-6.

[41 FR 53000, Dec. 3, 1976, as amended at 43 FR 58530, Dec. 14, 1978; 44 FR
68456, 68770, Nov. 29, 1979; 48 FR 38222, Aug. 23, 1983; 50 FR 48181, Nov. 22,
1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec.
29, 1987; 63 FR 29119, May 28, 1998; 63 FR 50622, Sept. 22, 1998]

17 C. F. R. ss.  240.14a-8, 17 CFR ss.  240.14a-8



Current through June 15, 2006; 71 FR 34536






                           Copr. (C) 2006 Thomson/West

END OF DOCUMENT

                                                                       Exhibit C






June 15, 2006                                       Harvey J. Wolkoff
                                                    (617) 951-7522
                                                    harvey.wolkoff@ropesgray.com





BY FAX AND FEDERAL EXPRESS

Daniel Glassman
Chairman, President and CEO
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, NJ 07004

Re: Request for Short Postponement of Date of 2005/2006 Annual Meeting of Stockholders

Dear Mr. Glassman:

         We are the attorneys for Costa Brava Partnership III L.P. ("Costa Brava").

         On June 9, 2006, Bradley Pharmaceuticals, Inc. ("Bradley" or "the Company") filed definitive proxy materials with the Securities and Exchange Commission. The proxy statement indicates that Bradley intends to hold a Combined 2005/2006 Annual Meeting of Stockholders on July 18, 2006 ("the Annual Meeting"). This is the first notice to the Company's shareholders that Bradley intends to hold a combined 2005/2006 stockholders' meeting on this date.

         We respectfully submit that Bradley has violated several federal securities laws by filing the proxy statement and announcing a previously unscheduled Annual Meeting in the manner it did. Bradley's action has deprived Costa Brava, as well as all other holders of Bradley's common stock, of a meaningful opportunity to submit a slate of director nominees or comply with the Company's advance notice procedures, or to submit a shareholder proposal for inclusion in the proxy statement. Further, the Company has violated Delaware common law by purporting to empower the Class B shareholders to elect 6 of the 9 members of the Board of Directors. In light of these violations, Costa Brava requests that Bradley (1) delay the Annual Meeting for a period of at least thirty days; (2) announce, as required by the federal securities laws, a date by which Costa Brava's proposal may be submitted to the Company for inclusion in the Company's proxy materials, and (3) announce a date by which shareholders may submit notice to the Company of intent to nominate directors at the 2005/2006 Annual Meeting, as is its right as a shareholder.

Daniel Glassman                      - 2 -                         June 15, 2006


         1. Bradley's Actions Have Deprived Costa Brava of its Right to Nominate Its Own Slate of Directors at the Annual Meeting and Submit an Appropriate Proposal for Inclusion in the Company's Proxy Statement.

         As you are aware, Bradley has delayed the date of the 2005 Annual Meeting to a date more than 30 days from the one year anniversary of the date of the 2004 Annual Meeting. Further, Bradley did not issue a proxy statement in 2005, which ordinarily should have set the relevant dates pertaining to the 2006 Annual Meeting. Bradley now purports to combine the 2005 shareholders' meeting with the 2006 shareholders' meeting, to be held jointly on July 18, 2006. However, under SEC Rule 14a-5(f), the Company was required to provide advance notice in Bradley's earliest possible Form 10-Q of the dates by which a shareholder, such as Costa Brava, is required to submit proposals for inclusion in Bradley's proxy statement for the 2005/2006 Annual Meeting and proposals outside of the Rule 14a-8 process (such as nomination of directors) either calculated in accordance with Rule 14a-4(c)(1) or the Company's advance notice provision authorized under applicable state law. These dates are required to be a "reasonable time before the company begins to print and mail its proxy materials." Rule 14a-8(e) (Question 5). This was not done. In fact, as late as May 19, 2006, when the Company filed its form 10-K, it made no mention of these dates, although it must clearly have already been planning the 2005/2006 Annual Meeting. SEC Rules 14a-5(e) and 14a-8 require advance notice of the Company's intended date of printing and mailing of its proxy materials, so that shareholders have a meaningful opportunity to respond, include their own proposals, and take other appropriate action. Again, this was not done. Accordingly, the Company's proxy materials and shareholders' meeting date clearly fail to conform to the federal securities laws and have deprived the Company's shareholders of fundamental rights as shareholders.

         In sum, by filing its proxy statement on June 9 without disclosure of the dates required by the federal securities laws, Bradley has deprived Costa Brava - and other shareholders for that matter - of any opportunity to submit nominees for directors.

         2.       Bradley Has Improperly Allocated Shareholder Election Rights.

         As you are aware, Bradley's by-laws and Certificate of Incorporation define the voting rights of shareholders with respect to election of directors. Holders of Class B common stock, voting separately as a class, are entitled to elect a majority of the directors of the corporation. "Majority" is defined as "the sum of one plus one-half the total number of directors." Holders of common stock, voting separately as a class, elect "the remainder of the directors."

         Thus, the Company's by-laws are intended to ensure that Class B stockholders have the right to elect a simple majority of Bradley's Board of Directors, with the common stockholders electing the remainder. Bradley, however, has stated in Proposal One of the Definitive Proxy Statement that Class B stockholders are purportedly entitled to elect a super majority of the Directors, 6 out of 9. We respectfully submit that the Board's action in this

Daniel Glassman                      - 3 -                         June 15, 2006


respect violates Delaware common law, and request that the Company submit a revised proxy statement to provide that Class B shareholders have the right to elect only a majority of the Company's Board.

        Accordingly, Costa Brava hereby requests that Bradley immediately announce a date by which proposals may be submitted to the Company for inclusions in the Company's proxy statement, file an amended proxy statement that includes all properly submitted Rule 14a-8 shareholder proposals, immediately announce a date by which nominees for election as directors may be submitted to the Company, and postpone the date of the 2005/2006 Annual Meeting in order to provide Costa Brava and the Company's other common shareholders sufficient time in which to prepare their own proxy statement proposing a slate of director nominees, and also to include proposals in the Company's proxy materials. We also request that the Company provide in its revised proxy materials that the Class B shareholders have the right to elect 5 of the 9 directors.

        We request that you notify us of the Company's intentions by no later than the close of business on Tuesday, June 20, 2006.

Very truly yours,

/s/ HARVEY J. WOLKOFF

Harvey J. Wolkoff



cc:  Seth Hamot

                                                                       Exhibit 4




                        COSTA BRAVA PARTNERSHIP III L.P.
                          420 Boylston Street, Suite 2F
                           Boston, Massachusetts 02116



                                       June 21, 2006



VIA FACSIMILE and OVERNIGHT COURIER
Bradley Pharmaceuticals, Inc.
383 Route 46 West
Fairfield, NJ 07004
Attention:  Corporate Secretary

Dear Sir or Madam:

         Costa Brava Partnership III L.P. ("Costa Brava") hereby submits the enclosed shareholder proposal ("Appendix A") for inclusion in the proxy materials at the 2005/2006 Annual Meeting of Stockholders (the "Annual Meeting"). Costa Brava requests that you (i) include the attached proposal and accompanying statement in a revised proxy statement relating to the Annual Meeting and mail such revised proxy statement to shareholders no later than noon on Friday, June 23, 2006 so that shareholders are provided a meaningful opportunity to consider the attached proposal, and (ii) advise the undersigned immediately upon taking such action. We note that, during a meeting last week with Daniel Glassman, President and CEO of Bradley Pharmaceuticals, Inc. (the "Company"), I asked the Company to take the action requested in the attached proposal, but Mr. Glassman told me that the Company would not take such action at this time.

         Costa Brava warrants that it is eligible to submit such a proposal. Costa Brava is the beneficial owner of 1,562,400 shares of common stock of the Company, and has held at least 1% of the common stock of the Company for more than a year. It is the intent of Costa Brava to maintain this interest in the Company through the date of the Annual Meeting. Costa Brava has no knowledge of any other stockholder supporting the foregoing proposal as of the date hereof.

         The address of Costa Brava is 420 Boylston St., Suite 2F, Boston, MA 02116.

                                            Very truly yours,

                                            COSTA BRAVA PARTNERSHIP III L.P.

                                            By:  Roark, Rearden & Hamot, LLC,
                                              its General Partner


                                            By:  /s/ SETH W. HAMOT
                                                 ------------------------------
                                                 Seth W. Hamot
                                                 President

                                   Appendix A
                                   ----------

         Resolved: That the stockholders of Bradley Pharmaceuticals, Inc. request that the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

Supporting Statement:

         It is the proponents' opinion that to insure the continued success of Bradley Pharmaceuticals, Inc. (the "Company"), the position of Chairman of the Board must be held by an independent director. The Company's founder, Mr. Glassman, currently holds the positions of Chairman, President, and Chief Executive Officer ("CEO"). Further, Mr. Glassman's spouse serves as a director, and his son serves as an Executive Vice president of the Company. It is a fundamental responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the CEO and Executive Vice President. This role may be compromised when the CEO is also the Chairman of the very Board charged with evaluating his or her performance and the performance of his or her family members. Separating the positions of Chairman of the Board and CEO avoids this conflict of interest.

         Recent high profile allegations of corporate mismanagement at other companies, as well as the recent restatement of the Company's financial statements have convinced us that the Company must address this conflict preemptively before further problems arise. Implementation of this proposal will reassure investors that the Company is committed to good corporate governance and the interests of shareholders. It is therefore imperative that the Company act to separate the positions of Chairman of the Board and CEO.